UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Aero Marine Engine, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

00768T 10 8
(CUSIP Number)

Eastern Business Associates, Inc.
1607 N.E. 41st Avenue
Portland, Oregon 97232
(503) 249-8400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
Patrick C. Clary, Esq.
Patrick C. Clary, Chartered
7201 West Lake Mead Boulevard, Suite 503
Las Vegas, Nevada 89128

June 15, 2004
(Date of Event Which Requires
Filing of This Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

            Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

            *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)


CUSIP No.  00768T 10 B

_________________________________________________________________________________

1.         Name of Reporting Person and I.R.S. Identification Number

Eastern Business Associates, Inc.

_________________________________________________________________________________

2.         Check the Appropriate Row if a member of a Group (See Instructions)

(a)

(b)

N/A

_________________________________________________________________________________

3.         SEC Use Only

_________________________________________________________________________________

4.         Source of Funds

WC

_________________________________________________________________________________

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

_________________________________________________________________________________

6.         Citizenship or Place of Organization

Bahamas

_________________________________________________________________________________

                                    7.                     Sole Voting Power                              6,333,784

                                    8.                     Shared Voting Power                            0

                                    9.                     Sole Dispositive Power                          6,333,784

                                    10.                    Shared Dispositive Power                      0

_________________________________________________________________________________

11.        Aggregate Amount Beneficially Owned by Each Reporting Person

6,333,784

_________________________________________________________________________________

12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares

N/A

_________________________________________________________________________________

13.        Percent of Class Represented by Amount in Row (11)

11.7%

_________________________________________________________________________________

14.        Type of Reporting Person

CO

_________________________________________________________________________________

Item 1.                        Security and Issuer.

This Schedule 13D relates to the common stock of Aero Marine Engine, Inc., a Nevada corporation.  The address of the principal executive office of the Company is 200 Trade Zone Drive, Ronkonkoma, New York 11779.

Item 2.                        Identity and Background.

            (a)        Name of Person Filing:

            Eastern Business Associates, Inc.

            (b)        Residence or Business Address:

            The principal business office is:  1607 N.E. 41st Avenue, Portland, Oregon 97232.

            (c)        Present Principal Occupation:

            Eastern Business Associates, Inc. is a Bahamas corporation formed for the purpose of investing in, among other things, the equity securities of various corporations.

            (d)        Criminal Proceedings:

            During the past five years, Eastern Business Associates, Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e)        Judgments and Final Orders:

            During the past five years, Eastern Business Associates, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result, of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

            (f)        Citizenship:

            N/A

Item 3.                        Source and Amount of Funds or other Consideration.

            The amount of funds expended to date by Eastern Business Associates, Inc. to acquire the 6,333,784 shares of Aero Marine Engine, Inc. common stock it holds in its name was $30,000.00.  The funds were provided by Eastern Business Associates, Inc.’s working capital.

Item 4.                        Purpose of Transaction.

            Eastern Business Associates, Inc. by its managing director, Samuel Higgins, acquired such securities in the ordinary course of its business with the purpose of changing or influencing the control of the issuer.

Item 5.                        Interest in Securities of the Issuer.

            (a)        The aggregate number of shares of the common stock of Aero Marine Engine, Inc. beneficially owned by Eastern Business Associates, Inc. for the purposes of this Statement is 6,333,784 shares representing approximately 11.7% of the outstanding shares of common stock of Eastern Business Associates, Inc.

            (b)        The number of shares of the common stock of Aero Marine Engine, Inc. as to which Eastern Business Associates, Inc. has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of is 6,333,784 shares of the common stock.  The number of shares of the common stock of Aero Marine Engine, Inc. as to which Eastern Business Associates, Inc. has shared power to vote or to direct the vote or shared power to dispose or to direct the disposition of no shares of the common stock.

            (c)        Eastern Business Associates, Inc. purchased Aero Marine Engine, Inc.’s common stock through a private sale on June 15, 2004.

Date	Number of Shares	Price Per Share($)	Total Cost($)
06/15/04	6,333,784	.0047365	$30,000.00
Total Shares	6,333,784

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            There are no contracts, arrangements, understandings or relationships between such persons and any person with respect to any securities of Aero Marine Engine, Inc., including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

Item 7.             Material to be Filed as Exhibits.

            Not applicable

SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 1, 2004                                       EASTERN BUSINESS ASSOCIATES, INC.

                                                            By:       /s/ Samuel Higgins
                                                                        Samuel Higgins, Managing Director